FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For May 21, 2009

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated May 21, 2009; and

2.

Material Change Report dated May 21, 2009 (re: May 21, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  May 21, 2009

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

PTQ BOARD OF DIRECTORS APPROVES SPIN-OUT OF

PETAQUILLA INFRAESTRUCTURA LTD.

Vancouver, BC – May 21, 2009:  Petaquilla Minerals Ltd. (“PTQ”) intends to distribute to its shareholders one share of Petaquilla Infraestructura Ltd. (“PQI”) for each four shares of PTQ held on the record date for the distribution.  It is contemplated that the distribution of the PQI shares will be effected by way of a plan of arrangement (the “Arrangement”) or some other tax-efficient mechanism.  The transaction is subject to all requisite shareholder and regulatory approvals, and is expected to complete in the third quarter of 2009.

PQI is a British Virgin Islands corporation that was incorporated for the purpose of overseeing the construction, operation and management of infrastructure facilities required for the development of the Petaquilla Mining District in Panama.  Its activities are organized around three development axes, corresponding to a portfolio of projects currently in progress:

Construction

•

Roads and Infrastructure

•

Housing Products

•

Water treatment facilities

Power

•

Generation (thermal and hydro)

•

Transmission

Mining Services

•

Heavy Equipment Fleet Management

•

Mining and Blasting

•

Mine and Civil Construction

•

Laboratory Services

•

Environmental Controls

•

Security

PQI is pleased to announce a private placement subscription of two million (2,000,000) shares at CAD $1.00 arranged through its agent in New York.  After the closing of the private placement, PQI will have 52 million shares issued and outstanding and CAD $2 million in the treasury, less commission and fees associated with the private placement.  After the closing of the private placement and the completion of the Arrangement, PTQ will retain between 12% and 23% of the issued shares of PQI and the shareholders of PTQ will hold between 47% and 58% of the issued shares of PQI depending on the number of warrants and options that get exercised prior to the record date.

PTQ also announces the sale of 28% of its wholly-owned subsidiary PQI.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer that recently commissioned the operation at its 100% owned Molejon Gold Project.  Full commercial production is expected to occur in the second half of 2009.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

May 21, 2009

Item 3.

News Release

The Company’s news release dated May 21, 2009, was disseminated by Marketwire, Incorporated on May 21, 2009.

Item 4.

Summary of Material Change

The Company announced that it intends to distribute to its shareholders one share of Petaquilla Infraestructura Ltd. (“PQI”) for each four shares of PTQ held on the record date for the distribution.  It is contemplated that the distribution of the PQI shares will be effected by way of a plan of arrangement, subject to all requisite shareholder and regulatory approvals, expected to complete in the third quarter of 2009.  The Company also announced the sale of 28% of its wholly-owned subsidiary PQI.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated May 21, 2009

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”
Richard Fifer, President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

PTQ BOARD OF DIRECTORS APPROVES SPIN-OUT OF

PETAQUILLA INFRAESTRUCTURA LTD.

Vancouver, BC – May 21, 2009:  Petaquilla Minerals Ltd. (“PTQ”) intends to distribute to its shareholders one share of Petaquilla Infraestructura Ltd. (“PQI”) for each four shares of PTQ held on the record date for the distribution.  It is contemplated that the distribution of the PQI shares will be effected by way of a plan of arrangement (the “Arrangement”) or some other tax-efficient mechanism.  The transaction is subject to all requisite shareholder and regulatory approvals, and is expected to complete in the third quarter of 2009.

PQI is a British Virgin Islands corporation that was incorporated for the purpose of overseeing the construction, operation and management of infrastructure facilities required for the development of the Petaquilla Mining District in Panama.  Its activities are organized around three development axes, corresponding to a portfolio of projects currently in progress:

Construction

•

Roads and Infrastructure

•

Housing Products

•

Water treatment facilities

Power

•

Generation (thermal and hydro)

•

Transmission

Mining Services

•

Heavy Equipment Fleet Management

•

Mining and Blasting

•

Mine and Civil Construction

•

Laboratory Services

•

Environmental Controls

•

Security

PQI is pleased to announce a private placement subscription of two million (2,000,000) shares at CAD $1.00 arranged through its agent in New York.  After the closing of the private placement, PQI will have 52 million shares issued and outstanding and CAD $2 million in the treasury, less commission and fees associated with the private placement.  After the closing of the private placement and the completion of the Arrangement, PTQ will retain between 12% and 23% of the issued shares of PQI and the shareholders of PTQ will hold between 47% and 58% of the issued shares of PQI depending on the number of warrants and options that get exercised prior to the record date.

PTQ also announces the sale of 28% of its wholly-owned subsidiary PQI.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer that recently commissioned the operation at its 100% owned Molejon Gold Project.  Full commercial production is expected to occur in the second half of 2009.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.